82-3760

VENFIN LIMITED

(Reg. No. 1948/031037/06)

CARPE DIEM OFFICE PARK, QUANTUM STREET, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE (021) 888-3300 · · TELEFAX (021) 888-3398

RECEIVED
2005 NOV -4 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TO: SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON D.C. 20549, U S A

FAX NO: 091 (202) 772 9207 [redacted]

FROM: M LUBBE
SOUTH AFRICA

05012296

SUPPL

DATE: 3 NOVEMBER 2005

RE: VENFIN LIMITED

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

dlw 11/4

VenFin Limited
(Incorporated in the Republic of South Africa)
(Registration number 1948/031037/06)
Share code VNF ISIN ZAE000026498
("VenFin")

DETAILED CAUTIONARY ANNOUNCEMENT

1. INTRODUCTION

Shareholders of VenFin are referred to the cautionary announcements published on SENS on 6 September 2005 and 18 October 2005. Shareholders are advised that Rembrandt Trust (Proprietary) Limited ("RTL") has informed the board of VenFin that Vodafone Group Plc ("Vodafone") has submitted a proposal ("the proposal") to the board of RTL, the controlling shareholder of VenFin, regarding the proposed acquisition of the entire issued B ordinary share capital of VenFin for a consideration of R47.25 per B ordinary share ("the Rembrandt Trust sale"), subject to definitive agreements being entered into between the parties. RTL has in principle accepted the proposal in respect of the Rembrandt Trust sale, subject to the entering into of definitive sale agreements.

The proposal envisages that the Rembrandt Trust sale will be subject, inter alia, to regulatory approvals and to a general offer ("the offer") being made by Vodafone to shareholders of VenFin holding ordinary shares in VenFin ("VenFin shares").

2. THE OFFER

2.1 Terms

In terms of the proposal, Vodafone will offer to acquire all of the VenFin shares at a price of R47.25 per VenFin share. Following the offer becoming unconditional, VenFin will sell all of its assets and liabilities, excluding its investment in Vodacom Group (Proprietary) Limited, to a newly incorporated unlisted public company ("Newco") for R5 billion.

2.2 The consideration

The offer consideration will be a cash payment of R47.25 per VenFin share. The consideration will be payable following the date on which the last of the suspensive conditions to the offer referred to in 3 has been fulfilled or waived (to the extent permissible in law).

The consideration represents a 41% premium to the 30-day volume weighted average price per VenFin ordinary share prior to today and a 47% premium to the 30-day volume weighted average price prior to the publication of the first cautionary announcement on 6 September 2005.

2.3 Newco

Newco will be incorporated with the same share capital structure as VenFin (being 35 506 352 B ordinary shares with a par value of 10 cents each and 447 993 648 ordinary shares with a par value of 1 cent each) and all VenFin shareholders that accept the offer will receive a pro-rata right from Newco to use some of the proceeds received under the offer to subscribe for shares in Newco on the basis of 1 ordinary or B ordinary share in Newco for each VenFin share or Venfin B share sold in the offer.

It is expected that the Rembrandt Trust will underwrite Newco's equity obligations to VenFin, subject to certain conditions. Rand Merchant Bank (A division of FirstRand Bank Limited) has been appointed as the arranger of the debt component of the Newco capital structure, if required.

2.4 Undertakings

VenFin has received written irrevocable undertakings from VenFin shareholders holding more than 55% of the VenFin shares to accept the offer, if the offer is made.

3. SUSPENSIVE CONDITIONS

The offer, if made, will be conditional on, inter alia:
- the approval of the competition authorities and other regulatory authorities, to the extent required;
- Vodafone providing the Securities Regulation Panel with an appropriate cash confirmation; and
- VenFin shareholders holding at least a predetermined minimum percentage of the VenFin shareholders accepting the offer, which condition may be waived at the election of Vodafone.

4. DETAILED TERMS ANNOUNCEMENT

VenFin shareholders are advised that a full terms announcement will be made in due course. VenFin shareholders are therefore advised to continue to exercise caution when dealing in their VenFin shares.

Stellenbosch
3 November 2005

Merchant bank and sponsor to VenFin
Rand Merchant Bank (A division of FirstRand Bank Limited)
Legal advisers to VenFin
Hofmeyr Herbstein & Gihwala Inc

VENFIN LIMITED

(Reg. No. 1948/031037/06)

CARPE DIEM OFFICE PARK, QUANTUM STREET, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE (021) 888-3300 · · TELEFAX (021) 888-3399

TO: SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
WASHINGTON D.C. 20549, U S A

FAX NO: 091 (202) 772 9207

FROM: M LUBBE
SOUTH AFRICA

DATE: 27 OCTOBER 2005

RE: VENFIN LIMITED

VenFin Limited
(Incorporated in the Republic of South Africa)
(Registration number 1948/031037/06)
Share code: VNF
ISIN: ZAE000026498
"VenFin"

REPORT ON PROCEEDINGS AT ANNUAL GENERAL MEETING

At the 2005 annual general meeting of the shareholders of VenFin held on 26 October 2005, the requisite majority of shareholders approved all the ordinary and special resolutions proposed at the meeting.

The special resolution will be lodged for registration with the Registrar of Companies in due course.

STELLENBOSCH
27 October 2005

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
CORPORATE FINANCE